Bond Trust Products LLC

January 30, 2009

Julie Bell
Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re:	Bond Trust Products Trust A Form 10-K for the fiscal year ended December 31, 2006 Filed March 7, 2007 File no. 001-32519

Dear Ms. Bell:

     This letter responds to the comments raised by the Staff in its comment letter to Bond Trust Products LLC (the “Company”) dated December 23, 2008 in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 7, 2007 (the “Form 10-K”).

     Below we have noted the Staff’s comment in bold face type and the response in regular type.

     Form 10-K

     Exhibits

1.	We note your response to our prior comment 1. Please advise as to the discrepancy between your response and our prior comment 1 and the disclosure in the third or fourth bullet point of the “Where You Can Find More Information” section on page S-17 in each of the three prospectus supplements filed with the Commission which states that periodic reports including a report of the independent public accountants for the trusts will be filed with the Commission.

     Bond Trust Products LLC is a limited liability company the sole purpose of which was to establish special purpose vehicles that would issue pass-through trust certificates representing interests in retail, fixed rate debt securities held by the trusts. Only one such trust has been formed. The prospectus supplements on file with the Commission relate only to this trust and the single offering of securities by the trust. The trust initially held securities of 11 issuers. As a result of organic changes affecting these issuers, the number of issuers declined. The trust is not actively managed and the assets are static. The trust has fewer than 300 registered holders of its securities and therefore may cease to be subject to the reporting requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     At the time the Company filed the prospectus supplement with the Commission, the Company believed that it or the trust likely would enter into servicing arrangements with respect to the Bond Trust Products Trust A Pass-Through Trust Certificates (the “Certificates”) and, therefore, that it would be required to file with the Commission an auditors attestation report. As such, the Company included the information referenced above.

     The auditor’s attestation report must contain the auditor’s assessment of compliance with applicable servicing criteria. However, neither the Company, nor the Trust has entered into any servicing arrangements with respect to the Certificates. In fact, the assets of the trust are fixed rate, retail, registered, medium-term notes that do not require “servicing.” Because there are no servicing arrangements, no report need be filed by the Company under paragraph (b) of Rule 13a-18. Further, the requirement under Rule 13a-18(c) of the Exchange Act and Item 1122(b) of Regulation AB to file the attestation report of the registered public accounting firm is not applicable to the Company.

     The trust is administered by an independent trustee, The Bank of New York Trust Company, N.A. and this trustee sends periodic reports to holders as required under the Trust Indenture Act of 1939. For your reference, we attach as Exhibit A an example of one such report. These reports also are filed periodically with the Commission on Form 10-D. The Company has filed and continues to file periodic reports, including Annual Reports on Form 10-K, despite the fact that the trust has fewer than 300 beneficial holders and that the securities are no longer listed on any securities exchange.

     Response Letter

2.	We note the acknowledgments made in the last paragraph of the company’s response letter as submitted by counsel to the company. Please include with the next response letter a statement signed by a representative of the company that includes the acknowledgments.

     This response letter is signed by the Company and therefore contains a statement signed by a representative of the Company that includes the acknowledgments.

**********************************************

     We appreciate in advance your time and attention to our responses. We look forward to having an opportunity to review and discuss our responses with you once you have had an opportunity to review them. Should you have any additional questions or concerns, please call our counsel, Anna T. Pinedo, at 212-468-8179.

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Steven J. Hartman Steven J. Hartman

Exhibit A

Statement to Certificate Holders

To the holders of Bond Trust Products Trust A Pass-Through Certificates (Cusip: 09788EAA6) (the “Certificateholders”):

     Reference is made to that certain Trust Agreement, dated as of May 31, 2005, among Bond Trust Products, The Bank of New York Trust Company, N.A., The Bank of New York and Incapital Holdings LLC, creating the Bond Trust Products Trust A. Capitalized terms used but not specifically defined herein will retain the meanings ascribed to them in the Trust Agreement.

     As of the Distribution Date occurring on December 15, 2008, the Trustee hereby provides the following information with respect to the Underlying Notes:

Issuer	Cusip	Principal	Coupon	Period-days	Maturity Date
Bank of America	06050WBK0	$497,000.00	4.1000%	180	June 15, 2010
CIT	12557WKX8	$497,000.00	4.3000%	180	June 15, 2010
Daimler Chrysler	2338E8XU8	$497,000.00	5.3000%	180	June 15, 2010
General Electric	36966RXP6	$497,000.00	4.0500%	180	June 15, 2010
HSBC	40429XCY0	$497,000.00	4.3500%	180	June 15, 2010
M&I	57183MFJ4	$497,000.00	4.1500%	180	June 15, 2010
Merrill Lynch	5901M0GQ6	$497,000.00	4.2000%	180	June 15, 2010
Nat Rural CFC	63743FCA2	$497,000.00	4.2500%	180	June 15, 2010
Protective Life	74367CCT0	$497,000.00	4.1500%	180	June 15, 2010
Prudential	74432AHU7	$497,000.00	4.2500%	180	June 15, 2010

     Pursuant to Section 4.02 of the Trust Agreement, the Trustee hereby also provides notice of the following with respect to the Distribution Date.

(i) The amount of distributions to Certificateholders on the Distribution Date allocable to the principal or interest portion of Available Funds, or the amount of premiums, if any, payable to Certificateholders on a Special Distribution Date resulting from the optional redemption of Underlying Notes, is at set forth below:

Total Amount payable to Certificateholders	Distribution Amount Allocable to Interest	Distribution Amount Allocable to Principal	Premium Amount Payable as a result of Optional Redemption
$102,431.70	$102,431.70	$0.00	$0.00

(ii) At the close of business on the Distribution Date, the aggregate Certificate Principal Balance was $4,970,000.00.

(iii) The amount received by the Trustee on the related Underlying Notes for the applicable Underlying Note Accrual Period was $107,103.50

(iv) The aggregate principal amount of the Underlying Notes as of the Distribution Date was $4,970,000.00. The weighted average interest rate per annum to the Underlying Notes for the next succeeding Underlying Notes Accrual Period, assuming no optional redemption of any Underlying Notes, is 4.3100%.

Cc: Bond Trust Products LLC

The Bank of New York Trust Company, N.A. as Trustee

December 15, 2008

By: /s/ Christie Leppert Name: Christie Leppert Title: Assistant Vice President

The Bank of New York Trust Company, N.A.